Exhibit 99.1

Confidential

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001. Amended 01/01/11

Name of Entity:	Alterity Therapeutics Limited (ASX:ATH)
ABN:	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr. Peter Marks
Date of Last Notice:	15 December 2022

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related entity
Date of change	08 January 2024
No. of securities held prior to change
		Shares	Options
	Direct	-	7,000,000
	Indirect	43,111
	Total	43,111	7,000,000
Class	Unlisted Options
Number acquired
		Shares	Options
	Direct	-
	Indirect	7,142,857	9,523,809
	Total	7,142,857	7,142,857
Number disposed
		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$0.0035 per share with free attaching per Notice of EGM held 29 December 2023

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Confidential

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
		Shares	Options
	Direct	-	7,000,000
	Indirect	7,185,986	9,523,809
	Total	7,185,968	16,523,809
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares and options under placement approved at the EGM held 29 December 2023

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided on what date was this provided?	N/A

The CFO Solution

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Confidential

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.. Amended 01/01/11

Name of Entity:	Alterity Therapeutics Limited (ASX:ATH)
ABN:	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr. Brian Meltzer
Date of Last Notice:	15 December 2022

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related entity
Date of change	08 January 2024
No. of securities held prior to change
		Shares	Options
	Direct	-	7,000,000
	Indirect	326,666	-
	Total	326,666	8,250,000
Class	Unlisted Options
Number acquired
		Shares	Options
	Direct	7,142,857	9,523,809
	Indirect	-	-
	Total	-	-
Number disposed
		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Confidential

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$0.0035 per share with free attaching per Notice of EGM held 29 December 2023
No. of securities held after change
		Shares	Options
	Direct	7,142,857	16,523,809
	Indirect	326,666	-
	Total	7,469,523	16,523,809
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares and options under placement approved at the EGM held 29 December 2023

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided on what date was this provided?	N/A

The CFO Solution

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011